UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

National Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375206
(CUSIP Number)

Bryant R. Riley
B. Riley Financial, Inc.
21255 Burbank Boulevard, Suite 400
Woodland Hills, CA 91367
(818) 9884-3737

with a copy to:

 Sara L. Terheggen
The NBD Group, Inc.
350 N. Glendale Avenue, Ste B522
Glendale, CA 91206
(310) 890-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
NHC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,159,550
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,159,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,159,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percentage calculated based on 13,278,835 shares of common stock, par value $0.02 per share, outstanding as of January 17, 2020, as reported in the Annual Report on Form 10-K/A filed by National Holdings Corporation with the Securities Exchange Commission on January 28, 2020.

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,159,550
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,159,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,159,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

* Percentage calculated based on 13,278,835 shares of common stock, par value $0.02 per share, outstanding as of January 17, 2020, as reported in the Annual Report on Form 10-K/A filed by National Holdings Corporation with the Securities Exchange Commission on January 28, 2020.

This Amendment No. 2 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 26, 2018 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC on February 20, 2019 (“13D/A” and together with the Original 13D, the “Schedule 13D”), relating to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add a new paragraph at the end as follows:

As previously reported, the Reporting Persons acquired the Shares described in this Schedule 13D for investment purposes, and the Reporting Persons review the performance of the Issuer and their investment in the Issuer on a continuing basis.  As a result of that review, the Reporting Persons have held discussions with the Issuer concerning the Issuer’s cost structure, including the costs associated with remaining a public reporting company.  The Reporting Persons intend to continue to have discussions with the Issuer regarding these matters, including the Reporting Persons’ belief that the Issuer should consider reducing costs by de-listing from the Nasdaq Capital Market and, subject to applicable law, ceasing to be a public reporting company.  To that end, on April 30, 2020, BRF (one of the Reporting Persons) has made a non-binding proposal to the Board of Directors of the Issuer to acquire the outstanding shares of Common Stock not held by management at a price per share of $2.00.  A copy of the Reporting Person’s letter to the Board of Directors of the Issuer is attached hereto as Exhibit 1. The Issuer provided BRF with a waiver of certain of the restrictions in the Issuer Agreement in connection with that non-binding proposal, a copy of which is attached hereto as Exhibit 2. The Reporting Persons expect to have further discussions and communications with the Issuer and its Board of Directors regarding these matters.  There can be no assurance that any of the matters described herein will be completed, and nothing herein is or shall be deemed to be an offer to buy, or the solicitation of any offer to sell, any shares of Common Stock of the Issuer.

Item 5.    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)

As of the date hereof, the Reporting Persons may be deemed to beneficially own 6,159,550 shares of Common Stock, which represents approximately 46.4% of the Issuer’s outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 13,278,835 shares of common stock, par value $0.02 per share, outstanding as of January 17, 2020, as reported in the Annual Report on Form 10-K/A filed by National Holdings Corporation with the Securities Exchange Commission on January 28, 2020.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)	The disclosure required by this Item and included in Item 4 is incorporated by reference. Except for the preliminary discussions reported in Item 4, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

Item 7.    Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Letter to the Issuer’s Board of Directors, dated as of April 30, 2020.

2	Waiver of Certain Provisions of Issuer Agreement, dated as of April 30, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NHC HOLDINGS, LLC

By:	/s/ Phillip J. Ahn
Name:	Phillip J. Ahn
Title:	Authorized Signatory

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

 Date: May 1, 2020

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